URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of May, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.

CNPJ/MF nº 60.643.228/0001-21

NIRE 35.300.022.807

NOTICE TO THE MARKET

In a letter dated May 15, 2009 ("Bovespa Letter"), the BM&F BOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros ("BM&F Bovespa") asked Votorantim Celulose e Papel S.A. ("VCP" or "Company") if the conversion of VCP preferred shares into VCP common shares described in the Material Event Notice of May 15, 2009 (the “Conversion”) would give rise to appraisal rights, as provided in article 137 of Law No. 6,404/76, as amended by Law No. 10,303/01.

In the event the answer to the above question was "yes", the Bovespa Letter asked VCP as of which date (the “Record Date”) shareholders must have held shares in order to vote at the shareholders' meetings approving the Conversion.  The Bovespa Letter further asked VCP to respond, in the event the Record Date were May 15, 2009, whether shares acquired on this date would confer voting rights and appraisal rights, as well as the amount of the appraisal payment expressed in reais (R$) per share.

In its response to the Bovespa Letter, VCP stated that the Conversion, if approved, would give rise to appraisal rights.  VCP further stated that such appraisal rights would be conferred upon holders of VCP preferred shares appearing on VCP’s registry books on May 20, 2009, the date which is three business days after May 15, 2009.  As such, VCP preferred shares acquired as of May 16, 2009 would not confer appraisal rights to their holders.

Finally, VCP stated that in the event the Conversion were approved, VCP preferred shareholders exercising appraisal rights would receive an appraisal payment of R$20.61 for each VCP preferred share.

São Paulo, May 18, 2009

Paulo Prignolato

CFO and Investor Relations Officer

The VCP common shares that may be distributed to the holders of VCP preferred shares (including of preferred shares in the form of ADRs) in connection with the Conversion referred to in this notice have not been registered with the Securities and Exchange Commission. The Conversion referred to in this notice is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: May 18, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer